

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 3561

February 13, 2009

Mr. Detlef Hilbig
President
Inform, Inc.
2200B Douglas Blvd., Suite 100
Roseville, CA 95661

      RE: Inform, Inc. ("the Company")
              Offering Circular on Form 1-A
              File No. 024-10223
              Filed January 22, 2009

Dear Mr. Hilbig:

      We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General Comments</u>

1.   Please revise your disclosure on the cover page, and elsewhere as appropriate, to clarify the minimum number of shares which must be sold in your offering. In this respect the disclosure on your cover page is unclear as to whether you must sell a minimum of 500,000 shares.

2.   Please revise the disclosure throughout your document, including under Business and Properties to address your Plan of Operation. In this respect your disclosure should address the principal steps needed to reach each milestone along with the anticipated amount of funding necessary to achieve them. You should also address the degree to which your plans will require specialized equipment or labor as well as their costs and availability.

Risk Factors, page 3

3.   We note that your current business plan calls for you to provide engineering and technical services to the automobile, aircraft and alternative energy industries within the United States. Please add expanded risk factor disclosure addressing the current economic and financial conditions within these industries.

4.   Please revise your third risk factor regarding dilution to disclose the actual price, if any, paid for the promotional shares and disclose your current net book value. Also, indicate the dollar amount of dilution associated with an investment in the company if 25%, 50%, or 100% of the shares are sold.

5.   Please add a risk factor addressing the fact that shareholders will be purchasing non-voting preferred shares and will thus have no ability to influence the direction of the company through shareholder vote.

6.   Please add a risk factor addressing the minimum amount of funds the company anticipates it will need to carry out its business and addressing the risks to investors if the proceeds from the offering are insufficient to finance the company. Also, discuss the risks if the proceeds from this offering are nominal (if less than the maximum may be sold in this offering).

7.   Please add a risk factor addressing the bankruptcy of your German affiliate.

8.   We note that your business plan calls for you to enter into an agreement with an affiliated party. Please revise to add a risk factor discussing the risks of entering into an agreement with an affiliated party, including the fact that you will lack the benefit of arm's length negotiation with respect to the contractual terms.

Offering Price Factors, page 9

9.   Please reconcile your response to question 7, i.e. the net tangible book value, to your financial statements.

10.   The bylaws state that the preferred stock is convertible into common stock if the dividend is not paid for eight consecutive quarters. Therefore, please revise this section to provide answers assuming the preferred stock becomes convertible. The company may provide two sets of answers – one assuming the preferred stock does not become convertible and the other assuming it does become convertible.

11.   Please revise your response to question 8(a) to indicate the total number of preferred shares currently outstanding. Also, disclose the number of shares that would be outstanding if the minimum or maximum were sold.

12.   Please revise to provide the information requested by question 8(b). Also, please provide us with how the company calculated the post offering value of the outstanding preferred shares.

Use of Proceeds, page 11

13.   Please revise your disclosure, particularly in response to questions 11 and 12, to describe the impact to the company and its plans in the event that less than the maximum amount of proceeds is raised.

Capitalization, page 13

14.   Please revise to disclose the number of common, and preferred, currently outstanding.

Description of Securities, page 13

15.   We note your statement that the preferred shares will have special voting rights in certain circumstances; however, we were unable to locate the origins of these rights in your By-laws, please advise.

16.   Please revise to indicate whether your preferred shares have any dividend rights associated with them. In this respect Section 7.06(iv) of your By-laws does not appear to provide for an automatic entitlement to dividends.

17.   Your response to question 15 does not appear consistent with Section 7.06(ii) of your By-laws. Please revise or advise. Also, depending upon your response to the foregoing, please note that other sections of your document may require revision.

Principal Stockholders, page 21

18.   Please revise the disclosure contained in this section to more clearly identify the number of shares of common stock and preferred stock owned by each individual.

Also, it appears, based on your disclosure here, that there are 5,840,000 shares of preferred stock outstanding. Your disclosure elsewhere, including on page 22, indicates that 5,320,000 shares are outstanding. Please reconcile.

Management Relationships, Transactions and Remuneration, page 22

19.   Please revise your response to question 39(b) to discuss the principle terms of your agreement with inForm GmbH and file the agreement as an exhibit. If the company has not entered into an agreement, please explain the basis for is belief that it will be able to do so, clarify why no agreement is presently in place, set forth the anticipated terms of the agreement, and explain how the terms will be determined.

Part F/S

20.   Revise to provide interim financial statements as of and for the period ended August 31, 2008 or a subsequent date. Note that financial statements for the year ended December 31, 2008 are required in any amendment filed after March 31, 2009.

21.   Provide statements of cash flows and shareholders' equity for all required periods.

22.   According to the June 30, 2008 balance sheet, 26.3 million shares of common stock are outstanding at a par value of $10, yet the aggregate par value is only $23,700, and 5.8 million shares of preferred stock are outstanding at a par value of $10, yet the aggregate par value is zero. Please correct this apparent discrepancy in the updated balance sheet or provide a footnote to explain why common and preferred stock were issued at less than par value and what the $5,000 balance of paid-in capital represents. Please ensure that any corrections are accurately reflected in the historical column of the Capitalization table.

Part III Exhibits

23.   On page 16 of your Offering Circular you indicate that Umpqua Bank will act as an escrow agent for your offering. Please file a copy of the escrow agreement with your next amendment.

24.   Please file a form of Preferred Stock Certificate.

Exhibit C Subscription Agreement

25.   The representations specified in the subscription agreement requiring subscribers to represent that

- The undersigned … has carefully read the Offering Circular and the documents attached as exhibits thereto (Section 3);
- The undersigned has carefully reviewed and understands the risks of, and other considerations relating to, a purchase of Shares (Section 6a);
- The undersigned has been furnished all materials relating to the Company and its proposed activities and the offering of the Shares which s/he has requested and has been afforded the opportunity to obtain any additional information necessary to verify the accuracy of any representations of information set forth in such documents (Section 6b);
- The Company or its Management has answered all inquiries that the undersigned have put to it concerning the Company and its proposed activities, the Management and all other matters relating to the organization of the Company and the Offering and sale of the Shares (Section 6c);
- The undersigned has not been furnished any offering literature other than the documents included in the Offering Circular or attached as exhibits thereto and the undersigned has relied only on the information contained in such documents and the information, as described in subparagraphs b. and c. above furnished or made available to them by the Company (Section 6d);
- S/he has received and reviewed the Offering Circular and understands the risks of an investment in the Company (Section 10b); and,
- That s/he hereby agrees to indemnify the Company and its officers and directors and hold the Company and its officers and directors harmless from and against any and all liability damage, cost or expense incurred … based upon (a) the claim that said declarations, representations or warranties were inaccurate or misleading or otherwise cause for obtaining damages or redress from the Company or its Management, or (b) the disposition of any of the Shares or any part thereof (Section 11a).

should be deleted, unless the representations are included because of state law or other requirement. In that event, a copy of the requirement should be furnished to us as supplemental information and the subscription agreement must be revised to include a statement in a prominent place informing the subscribers that by making such representations they have not waived any right of action they may have under the applicable federal securities laws. In addition, it should be noted that the federal securities laws – including Section 14 of the Securities Act – specifically provide that any such waiver would be unenforceable. The subscription agreement should also note whether the company intends to assert the representations as a defense in any subsequent litigation. We may have further comment.

As appropriate, please amend your offering circular in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event the company requests acceleration of the qualification date of the pending offering circular, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the qualification date of the offering circular as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering circular. We will act on the request and, pursuant to delegated authority, grant acceleration of the qualification date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of the offering circular. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Jay Williamson at (202) 551-3393 or me with any questions.

Sincerely,

John Reynolds
Assistant Director

Cc: Craig Christensen
Fax: 916-669-0416